UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on February 16, 2015, entitled "Statoil: Ex. dividend NOK 1.80 as of 16 February 2015".

Statoil: Ex. dividend NOK 1.80 as of 16 February 2015

With reference to Statoil's (OSE:STL, NYSE:STO) 3Q 2014 reporting on 29 October 2014, a dividend for 3Q 2014 of 1.80 NOK pr. share was announced.

The shares in Statoil ASA will be traded ex. dividend at Oslo Stock Exchange as from 16 February 2015.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 16, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer